news release

Zi Corporation's eZiType Featured on Joint TELUS/ZTE Phone

First eZiType Application in North America

CALGARY, AB, August 16, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, has announced that its innovative predictive text software with auto-correction, eZiType®, is now integrated onto the recently launched ZTE D90 phone, which will be marketed exclusively by TELUS, a leading national telecommunications company in Canada, with $8.7 billion of annual revenue and 5.1 million wireless subscribers.

The ZTE D90 is the first mobile handset in the world to feature both Zi Corporation's eZiType software for increased data input speed and accuracy, and the Digit Wireless Fastap keyboard. Earlier this year, the ZTE D90 was recognized for its innovative design, winning the German design association's (Design Zentrum Nordrhein Westfalen) prestigious Red Dot Product Design Award.

"By combining Zi Corporation's innovative word prediction and auto-correction features with the original design of the Fastap keypad, the D90 will promote more service use, such as IM, SMS,MMS, e-mail, and Web browsing," said Milos Djokovic, President and CEO, Zi Corporation. "eZiType will empower TELUS customers with the prediction and auto-correction capabilities they need to get more use out of their phones," added Djokovic.

About eZiType Keyboard Prediction Technology

Ideal for physical and virtual keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType enhances the mobile e-mail user's text entry experience by improving typing speed and spelling accuracy. Featuring a unique auto-correction feature that automatically presents word corrections for misspelled words combined with Zi's innovative predictive text technology, eZiType eliminates many of the text entry challenges associated with small form factor keyboards by enhancing composition of e-mail and short messages.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

Intelligent Interface Solutions

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Brian Dolby / Emma Tagg
brian@bcspr.co.uk / emma@bcspr.co.uk
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (US business/financial media)
len@allencaron.com
+1 (949) 474 4300

Intelligent Interface Solutions